October 21, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc.

For Exhibit F, the Exchanges are each filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Multiple Access Identifier MTP Request has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 10/21/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/21/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

25004860

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 3.1

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/21/25 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 1:00pm on 10/21/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 21 day of October (Month) 2025 (Year) by Jeffrey P. Smith (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 9948[illegible]
My Commission Expires August 6, 2028

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

Response:

Attached please find the following documents:

- Multiple Access Identifier MTP Request | Updated to include space for an additional Sponsored Participant and Sponsoring Member.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Multiple Access Identifier MTP Request

This request for Multiple Access identifier Match Trade Prevention ("MTP") functionality is made to Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc. (collectively, the "Exchange") by the User noted below. A Multiple Access identifier may be requested by a User who submits orders to the Exchange in two ways: (i) directly to the Exchange; and (ii) as a Sponsored Participant through a Sponsoring Member. This request should be completed by a User requesting to use a Multiple Access identifier in order to identify certain orders as being ineligible to match with a contra side order from the same User whose order is also marked with an identical Multiple Access identifier.

The following User seeks to enable MTP using the Multiple Access identifier. The Multiple Access identifier will be used solely to enable MTP between all MPIDs associated with the Multiple Access identifier assigned to the User and will not be available for use with any other Exchange functionality. A Multiple Access identifier will only be available to a User where the User submits orders: (i) directly to the Exchange; and (ii) as a Sponsored Participant through a Sponsoring Member.

______________________	______________________
User Name	Sponsoring Member Name
______________________	______________________
Additional Sponsoring Member Name (if applicable)	Sponsored Participant Name (if applicable)

By completing this document, the User, Sponsoring Member(s), and Sponsored Participant (if applicable) acknowledge that the persons executing this document are authorized to do so and agree to comply with the MTP functionality that accompanies the execution of this attestation.

An executed version of this attestation can be delivered to the Exchange via email to MembershipServices@cboe.com.

User Name:	CRD #:
______________________	______________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________	______________________
Printed Name	Title

Sponsoring Member Name:	CRD #:
______________________	______________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________	______________________
Printed Name	Title

If applicable, please have any additional Sponsoring Member provide the information below.

Sponsoring Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

If applicable, please have the Sponsored Participant provide the information below.

Sponsored Participant Name (if applicable):	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title